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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-33139
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hertz Global Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

225 Brae Boulevard
Address of Principal Executive Office (Street and Number)

Park Ridge, NJ 07656-0713
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hertz Global Holdings, Inc. (the “Company”) is unable to complete its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) within the prescribed period without undue effort and expense to the Company because management required additional time to finalize the Company’s audited financial statements and related disclosures related to  the $1.17 billion non-cash goodwill, other intangible asset and property and equipment impairment charges, and the related tax effects to be included in the Annual Report.

As a result of the complex nature of these detailed impairment analyses, the Company required an extra day to finalize its consolidated financial statements for the fiscal year ended December 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Jeffrey Zimmerman, Esq.	201	307-2609
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Annual Report being filed concurrently herewith, the Company reported revenues of $1.79 billion and a net loss of $1.22 billion, or $(3.77) per share on a diluted basis, for the fourth quarter of 2008, compared with revenues of $2.14 billion and net income of $80.7 million, or $0.25 per share on a diluted basis, for the fourth quarter of 2007.  The Company also reported revenues of $8.53 billion and a net loss of $1.21  billion, or $(3.74) per share on a diluted basis, for the year ended December 31, 2008, compared with revenues of $8.69 billion and net income of $264.5 million, or $0.81 per share on a diluted basis, for the year ended December 31, 2007.  Fourth- quarter and fiscal year 2008 results include non-cash goodwill, other intangible asset and property and equipment impairment charges of $0.99  billion, after taxes.

Hertz Global Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2009	By	/s/ ELYSE DOUGLAS
Name: Elyse Douglas
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).